787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 1, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	BlackRock Equity Dividend Fund Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of BlackRock Equity Dividend Fund (the “Registrant”), and pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the proposed acquisition by the Registrant of all of the assets and certain stated liabilities of the BlackRock Utilities and Telecommunications Fund, Inc., in exchange for the assumption by the BlackRock Equity Dividend Fund of certain stated liabilities and Investor A, Investor B, Investor C, Investor C1 and Institutional Shares of the Registrant.

Pursuant to Rule 488, the Registration Statement designates an effective date of May 1, 2011. Should members of the Staff have any questions regarding the enclosed materials, they should call the undersigned at (212) 728-8294.

Sincerely,

/s/ Maria Gattuso
Maria Gattuso

Enclosures

cc:	Aaron Wasserman, Esq., BlackRock Advisors, LLC

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